UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Oasis Petroleum Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

674215108

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,408,362
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,408,362

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,408,362
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14	Type of Reporting Person PN

(1)

Based on 321,871,437 shares of common stock, par value $0.01 per share (the “Common Stock”) of Oasis Petroleum Inc., a Delaware corporation (the “Issuer”) issued and outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2019.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,660,168
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,660,168

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,660,168
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14	Type of Reporting Person PN

(1)

Based on 321,871,437 shares of Common Stock issued and outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the Commission on August 9, 2019.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 28,068,530 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 28,068,530 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,068,530 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes (i) 20,408,362 shares of Common Stock owned directly by EnCap Energy Capital Fund VIII, L.P., (“EnCap Fund VIII”) and (ii) 7,660,168 shares of Common Stock owned directly by EnCap Energy Capital Fund VIII Co-Investors, L.P. (“EnCap Fund VIII Co-Invest”). EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP disclaim beneficial ownership of the securities owned by EnCap Fund VIII and EnCap Fund VIII Co-Invest except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(2)

Based on 321,871,437 shares of Common Stock issued and outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the Commission on August 9, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Oasis Petroleum Inc., a Delaware corporation (“Oasis Petroleum” or the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin St, Suite 1500, Houston, Texas 77002.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following persons (individually, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”);

(ii)	EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII, the “EnCap Funds”); and

(iii)	EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”).

The principal office and business address for each of EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Partners GP is 1100 Louisiana St., Suite 4900, Houston, TX 77002. The principal business of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest and, as a result of such distribution, Forge Energy no longer beneficially owns any shares of Common Stock.

None of the Reporting Persons or the Control Persons (as defined below) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Other than as set forth on Schedule 1 attached hereto, to the best of the Reporting Persons’ knowledge, no Reporting Person or Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other persons controlling EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Partners GP is set forth on Schedule 1 and Schedule 2 (collectively, the “Control Persons”), which are attached hereto and hereby incorporated by reference. All such persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Permian Basin Acquisition

On December 11, 2017, Oasis Petroleum and Oasis Petroleum Permian LLC, a wholly owned subsidiary of Oasis Petroleum, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Forge Energy, LLC (“Forge Energy”). Pursuant to the Purchase and Sale Agreement, Oasis Petroleum agreed to acquire from Forge Energy approximately 20.3 thousand net acres in the Permian Basin (the “Permian Basin Acquisition”). On February 14, 2018, in connection with the closing of the Permian Basin Acquisition, Forge Energy received approximately $946 million in consideration, consisting of approximately $483 million in cash and 46 million shares of Common Stock.

The foregoing description of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase and Sale Agreement, which is attached hereto as Exhibit 10.1, and incorporated herein by reference in its entirety.

Subsequent to the closing of the Permian Basin Acquisition, Forge Energy distributed 21,016,864 shares of Common Stock to EnCap Fund VIII and 7,888,566 shares of Common Stock to EnCap Fund VIII Co-Invest.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Common Stock reported herein for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include debt securities or other rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with Oasis Petroleum’s management and board of directors about a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may in the future formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund VIII GP. EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest.

(c) No Reporting Person has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On February 14, 2018, in connection with the closing of the Permian Basin Acquisition, Oasis Petroleum and Forge Energy entered into a registration rights agreement (the “Registration Rights Agreement”) providing Forge Energy and certain transferees with certain customary demand registration, shelf takedown and piggyback registration rights with respect to their shares of Oasis Petroleum’s Common Stock, subject to certain customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 10.2, and incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1.1	Joint Filing Agreement dated October 30, 2019.

10.1	Purchase and Sale Agreement, dated December 11, 2017, between the Issuer and Forge Energy, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K on December 11, 2017 and incorporated by reference herein).

10.2	Registration Rights Agreement, dated February 14, 2018, between the Oasis Petroleum Inc. and Forge Energy, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K on February 16, 2018 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: October 30, 2019

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP PARTNERS GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule 1

CONTROL PERSONS OF

ENCAP FUND VIII AND ENCAP FUND VIII CO-INVEST

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund VIII Co-Invest are set forth below:

EnCap Fund VIII and EnCap Fund VIII Co-Invest:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund VIII and EnCap Fund VIII Co-Invest	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. entered into a settlement with the U.S. Securities and Exchange Commission (“SEC”) under which EnCap Investments L.P. consented to the entry of an order (the “Order”) that found that EnCap Investments L.P. violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling the proceedings, EnCap Investments L.P. admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap Investments L.P. to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

Schedule 2

CONTROL PERSONS OF

ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the general partner and each of the other control persons of EnCap Partners GP are set forth below:

EnCap Partners GP:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002